CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED
2006 SEP 25 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE





06017084

19 September 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	14/09/2006
REG-Catlin Group Limited Holding(s) in Company	15/09/2006
REG-Catlin Group Limited Director/PDMR Shareholding	15/09/2006

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

Yours faithfully,

Pramila Bharj

Enc.

dlw 9/25

RECEIVED
2006 SEP 25 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 14/09/2006

RNS Number:9826I
Catlin Group Limited
14 September 2006

Catlin Group Limited

Dealings by the Trustees of the Catlin Group Employee Benefit Trust (the "EBT")

Catlin Group Limited ("Company") has received notice that on 12 September 2006, the Trustees of the EBT acquired in London 87,855 common shares of $0.01 each in the capital of the Company ("Shares") at an average price of £4.84 pence per share. The shares represent 0.05% of the Company's issued share capital.

The EBT is a trust for the benefit of employees of the Company who participate in the Company's Performance Share Plan ("PSP"). Shares held in the EBT will vest to the same extent as the underlying PSP awards. Any Shares that do not vest will revert to the Company.

Depending on the level of vesting, the following directors and persons discharging managerial responsibilities have a beneficial interest in the Company's Shares that have been acquired by the EBT in up to the following amounts:

Name	Status	Number of Shares
Stephen Catlin	Director	6,437
Christopher Stooke	Director	4,593
Paul Brand	Person discharging managerial responsibilities	4,593
Paul Jardine	Person discharging managerial responsibilities	4,593

This notification made in accordance with Rule 3.1.4R (1) (a) of the Disclosure Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBUGDCBSBGGLS

REG-Catlin Group Limited Holding(s) in Company
Released: 15/09/2006

RNS Number:0541J
Catlin Group Limited
15 September 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   Catlin Group Limited

2. Name of shareholder having a major interest:

   Capital Z Catlin Investment, Ltd and Capital Z Catlin Private Investment, Ltd (together "Capital Z")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Capital Z

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered Name	Shares Held
Capital Z Catlin Investment, Ltd	7,065,689
Capital Z Catlin Private Investment, Ltd	37,636
Grand Total Common Shares	7,103,325

5. Number of shares / amount of stock acquired:

   N/A

6. Percentage of issued class:

   N/A

7. Number of shares / amount of stock disposed:

Registered Name	Shares Disposed
Capital Z Catlin Investment, Ltd	5,669,800
Capital Z Catlin Private Investment, Ltd	30,200
Grand Total Common Shares	5,700,000

8. Percentage of issued class:

   3.48%

9. Class of security:

   Common shares of $0.01 each

10. Date of transaction:

    14 September 2006

11. Date company informed:

    14 September 2006

12. Total holding following this notification:

    7,103,325

13. Total percentage holding of issued class following this notification:

    4.34%

14. Any additional information:

    Capital Z together with Capital Z Investments L.L.C holds warrants to purchase 5,885,591 common shares.

15. Name of contact and telephone number for queries:

    William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

    Nicola Perera, Assistant Company Secretary

    Date of notification: 15 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVSNRNNRKAAR

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 15/09/2006

RNS Number:0542J
Catlin Group Limited
15 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   Catlin Group Limited

2. State whether the notification relates to (i) a transaction notified in accordance with

   (i) DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

   Jonathan Kelly

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   Capital Z Catlin Investment, Ltd and Capital Z Catlin Private Investment, Ltd, (together" Capital Z") being entities connected to Jonathan Kelly

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Capital Z

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Common shares of $0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Registered Name	Shares Held
Capital Z Catlin Investment, Ltd	7,065,689
Capital Z Catlin Private Investment, Ltd	37,636
Grand Total Common Shares	7,103,325

8. State the nature of the transaction

   Disposal of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

Registered Name	Shares Disposed
Capital Z Catlin Investment, Ltd	5,669,800
Capital Z Catlin Private Investment, Ltd	30,200
Grand Total Common Shares	5,700,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    3.48%

13. Price per share or value of transaction

    470 pence per share

14. Date and place of transaction

    14 September 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    7,103,325 4.34%

16. Date issuer informed of transaction

    14 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    Capital Z together with Capital Z Investments L.L.C holds warrants to purchase 5,885,591 common shares.

This announcement relates to the same arrangements described in the Notification of Major Share Interests in Shares announcement made earlier today.

24. Name of contact and telephone number for queries

    William Spurgin 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification Nicola Perera, Assistant Company Secretary

Date of notification
15 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBLGDCRSBGGLU